FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

03 FEB 19 AM 7:21

FOSTER'S
GROUP
Inspiring Global Enjoyment

03003893

PRESS RELEASE

Fosters Brewing Group

PLEASE DELIVER URGENTLY

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

SUPPL

The following announcement was made to the Australian Stock Exchange Limited today.

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Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

dlw 2/19

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

19 February 2003

ASX ANNOUNCEMENT

Foster's Group Limited (Foster's) today announced that Mr James King, Senior Vice President Strategy and Business Development has resigned from the Company to pursue other interests.

Mr King joined Foster's in 1997 as Managing Director for Foster's Asia and was subsequently appointed as Managing Director of Carlton and United Breweries (CUB) in 2000 and to his most recent role in late 2002.

Foster's President and Chief Executive Officer, Mr Ted Kunkel, thanked Mr King for his considerable contribution over six years with the Company and wished him every success for his future endeavours. Mr King will leave Foster's on 28 February, 2003.

A search has now commenced to fill the position of Senior Vice President Strategy and Business Development, reporting to the CEO.

Ends.